SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 3)*

                             barnesandnoble.com inc.
                             -----------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                              --------------------
                         (Title of Class of Securities)

                                   067846 10 5
                                   -----------
                                 (CUSIP Number)

                               Mr. Leonard Riggio
                              Barnes & Noble, Inc.
                                122 Fifth Avenue
                               New York, NY 10011

                                 with copies to:

                               Jay M. Dorman, Esq.
                                 Bryan Cave LLP
                           1290 Avenue of the Americas
                               New York, NY 10104
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 29, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d 1(f) or 13d 1(g), check the following box: [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 067846 10 5                   13D                   Page 2 of 7 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Barnes & Noble, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [X]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     BK, OO, WC
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              60,512,501
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           60,512,501
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      60,512,501
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.7% (38.1% assuming the conversion into Class A Common Stock on a 1-for-1 basis of 57,500,000 membership units in barnesandnoble.com llc and one share of Class C Common Stock of the Issuer beneficially owned by Bertelsmann AG)
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 067846 10 5                   13D                   Page 3 of 7 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     B&N.com Holding Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [X]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     BK, OO, WC
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              60,512,501
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           60,512,501
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      60,512,501
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.7% (38.1% assuming the conversion into Class A Common Stock on a 1-for-1 basis of 57,500,000 membership units in barnesandnoble.com llc and one share of Class C Common Stock of the Issuer beneficially owned by Bertelsmann AG)
_____________________________________________________________________________ 14
TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 3 to Schedule 13D is being filed by Barnes & Noble, Inc. ("B&N") and its wholly owned subsidiary B&N.com Holding Corp. ("B&N.com Holding"), each Delaware corporations (collectively, the "Reporting Persons"), to amend the Schedule 13D filed by the Reporting Persons on November 1, 2002 (the "Schedule 13D"), as amended on November 15, 2002 by Amendment No. 1, and as amended on April 7, 2003 by Amendment No. 2 ("Amendment No. 2") with respect to beneficial ownership of Class A Common Stock, $0.001 par value per share (the "Shares"), of barnesandnoble.com inc., a Delaware corporation (the "Issuer").

     In accordance with Exchange Act Rule 13d-2, this amendment amends and supplements only information that has materially changed since the April 7, 2003 filing of Amendment No. 2. Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

Schedule A to the Schedule 13D, relating to the executive officers and directors of B&N and B&N.com Holding, is hereby amended to add Dennis J. Williams as Vice President and Director of Stores of B&N.

Item 3. Source and Amount of Funds or other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following paragraphs at the end thereof:

"Pursuant to a Purchase Agreement dated as of July 29, 2003 (the "Agreement"), by and between Bertelsmann AG ("Bertelsmann"), BOL.US Online, Inc. ("BOL.US"), a wholly owned subsidiary of Bertelsmann, and B&N, B&N has agreed to purchase all of the Shares, together with all of the membership units in barnesandnoble.com llc ("bn.com") and all of the shares of Class C Common Stock of the Issuer, beneficially owned by Bertelsmann for an aggregate amount equal to $164,152,802.80 (the "Purchase Price"), equivalent to $2.80 per share and per membership unit, subject to possible adjustment as set forth in the Agreement. The consideration will be comprised of $82,152,802.80 in cash and $82,000,000 in the form of a promissory note attached to the Agreement as Exhibit A, to be issued by B&N in favor of BOL.US (the "Note"). B&N expects to fund the cash payment from its $500 million revolving credit facility (the "Revolving Credit Facility"), with Fleet National Bank as administrative agent thereunder, and payments under the Note from the Revolving Credit Facility and/or cash on hand.

References to and descriptions of the Agreement (including the Note) and the Revolving Credit Facility are qualified in their entirety by reference to the copies of the Agreement (including the Note) and the Revolving Credit Facility included as Exhibits 8 and 9, respectively, to this Amendment No. 3 and incorporated into this Item 3 in their entirety where such references and descriptions appear."

Item 4. Purpose of Transaction.

The last two paragraphs of Item 4 of the Schedule 13D are hereby deleted and the following paragraphs are added in their place:

"Pursuant to the terms of the Agreement, B&N has agreed to purchase for the Purchase Price the following ownership interests beneficially owned by
Bertelsmann: (i) 1,126,000 Shares; (ii) 57,500,000 membership units in bn.com; and (iii) one share of Class C Common Stock in the Issuer. The membership units and the share of Class C Common Stock are convertible into Shares on a 1-for-1 basis. Consequently, the Reporting Persons will have the sole power to vote and to dispose of 58,626,001 additional Shares upon the consummation of the transactions pursuant to the terms of the Agreement. The transaction is subject to certain closing conditions, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and is expected to close within 45 days. Immediately following the consummation of the transactions pursuant to the Agreement, B&N intends to transfer all shares and membership units purchased pursuant to the Agreement to B&N.com Holding.

                               Page 4 of 7 Pages

Effective as of the Closing Date (as defined in the Agreement), pursuant to the terms of the Agreement, BOL.US shall cause the resignation of all three of the Class C directors of the Issuer, and B&N intends to select three new Class C directors to fill those vacancies.

The Reporting Persons, on October 22, 2002, by virtue of forming a "group" with Bertelsmann and certain of its affiliates to coordinate the purchase of Shares in the open market or through privately negotiated purchases, were deemed to have acquired beneficial ownership of the 57,500,001 Shares owned on such date by Bertelsmann, as well as 1,126,000 Shares acquired by Bertelsmann subsequent to that date. In anticipation of the transactions contemplated by the Agreement, the Reporting Persons have no further intention of coordinating with Bertelsmann any acquisition of Shares and thus disclaim membership in a "group" with Bertelsmann and beneficial ownership of any Shares owned by Bertelsmann.

References to and descriptions of the Agreement are qualified in their entirety by reference to the copy of the Agreement and the exhibit thereto included as
Exhibit 8 to this Amendment No. 3 and incorporated into this Item 4 in its entirety, where such references and descriptions appear.

The Reporting Persons intend to review their holdings in the Issuer and bn.com on a continuing basis and, depending upon the price and availability of the Shares, subsequent developments affecting the Issuer and bn.com, the business prospects of the Issuer and bn.com, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer and bn.com. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer and bn.com.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D."

Item 5. Interest in Securities of the Issuer.

The first three paragraphs of Item 5(a) of the Schedule 13D are hereby deleted and replaced with the following paragraph:

"(a) As of August 1, 2003, the Reporting Persons beneficially owned, within the meaning of Exchange Act Rule 13d-3, 60,512,501 Shares, representing approximately 59.7% of the outstanding Shares of the Issuer (or 38.1%, assuming the conversion into Shares on a 1-for-1 basis of 57,500,000 membership units in bn.com and one share of Class C Common Stock of the Issuer beneficially owned by Bertelsmann). These Shares beneficially owned by the Reporting Persons consisted of the following: (i) 57,500,001 Shares which the Reporting Persons had the right to acquire within 60 days upon conversion of (A) their one share of Class B Common Stock in the Issuer and (B) their 57,500,000 membership units in bn.com; and (ii) 3,012,500 Shares. Upon consummation of the transactions contemplated by the Agreement, the Reporting Persons will beneficially own, within the meaning of Exchange Act Rule 13d-3, 119,138,502 Shares, representing approximately 75.0% of the outstanding Shares of the Issuer."

Item 5(b) of the Schedule 13D is hereby amended to read in its entirety as follows:

"(b) The Reporting Persons have sole power to vote and to dispose of the 60,512,501 Shares they beneficially own as of August 1, 2003. Upon consummation of the transactions pursuant to the terms of the Agreement, the Reporting Persons will have sole power to vote and to dispose of 119,138,502 Shares, which will consist of the 60,512,501 Shares they beneficially own as of August 1, 2003 and the additional 58,626,001 Shares to be acquired pursuant to the terms of the Agreement."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                               Page 5 of 7 Pages

Item 6 is hereby amended and restated in its entirety as follows:

"In connection with the Agreement, Citigroup Global Markets Inc. acted as a financial advisor to B&N pursuant to the letter agreement attached hereto as
Exhibit 10 (the "Citigroup Agreement").

Under the Revolving Credit Facility and the Securities Collateral Pledge Agreement related thereto (the "Pledge Agreement"), a copy of which is attached hereto as Exhibit 11, the banks party to the Revolving Credit Facility will be granted a security interest in the ownership interests purchased by B&N under the Agreement.

Except for the Agreement, the Note, the Revolving Credit Facility, the Citigroup Agreement, the Pledge Agreement and the materials filed as Exhibits to the
Schedule 13D, to the best knowledge of the Reporting Persons there are no contracts, agreements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

The matters set forth in Items 3, 4 and 5 above are incorporated in this Item 6 by reference as if fully set forth herein.

References to and descriptions of the Agreement (including the Note), the Revolving Credit Facility, the Citigroup Agreement and the Pledge Agreement are qualified in their entirety by reference to the copies of the Agreement (including the Note), the Revolving Credit Facility, the Citigroup Agreement and the Pledge Agreement included as Exhibits 8, 9, 10 and 11, respectively, to this Amendment No. 3 and incorporated into this Item 6 in their entirety where such references and descriptions appear."

Item 7. Material to be Filed as Exhibits.

Exhibit 8: Purchase Agreement dated as of July 29, 2003, by and between Bertelsmann AG, BOL.US Online, Inc. and Barnes & Noble, Inc., including, as Exhibit A thereto, the form of Promissory Note to be issued by Barnes & Noble, Inc. in favor of BOL.US Online, Inc. (incorporated by reference to Exhibit 8 to the Schedule 13D filed by Bertelsmann AG on July 31, 2003).

Exhibit 9: Revolving Credit Agreement dated as of May 22, 2002, among Barnes & Noble, Inc., Fleet National Bank, as Administrative Agent and the Banks party thereto (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarterly period ended May 4, 2002 of Barnes & Noble, Inc.).

Exhibit 10: Letter Agreement between Barnes & Noble, Inc. and Citigroup Global Markets Inc. dated July 28, 2003.

Exhibit 11: Securities Collateral Pledge Agreement dated as of May 22, 2002, between Barnes & Noble, Inc. and its Subsidiaries and Fleet National Bank, as secured party and as administrative agent for itself and the Banks party thereto (incorporated by reference to Exhibit 10.3 to the Form 10-Q for the quarterly period ended May 4, 2002 of Barnes & Noble, Inc.).

                               Page 6 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2003

BARNES & NOBLE, INC.

By: /s/ John C. Weisenseel
   -----------------------
   Name:  John C. Weisenseel
   Title: Vice President, Treasurer



B&N.COM HOLDING CORP.

By: /s/ John C. Weisenseel
   -----------------------
   Name:  John C. Weisenseel
   Title: Vice President, Treasurer


                               Page 7 of 7 Pages

                                                                      Exhibit 10


July 28, 2003

Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10011

Attention: Leonard Riggio, Chairman of the Board

Ladies and Gentlemen:

     We are pleased that Barnes & Noble, Inc. (the "Company") has chosen to engage Citigroup Global Markets Inc. ("Citigroup") as its exclusive financial adviser in connection with a possible Transaction to purchase all of the ownership interests of Bertelsmann AG and its subsidiaries (the "Bertelsmann Interests") in barnesandnoble.com inc. and barnesandnoble.com llc (collectively, the "Target"). We look forward to working with you on this engagement, and have set forth below the agreed upon terms of our engagement.

     Scope of Engagement. As we have discussed, in the course of our engagement as your exclusive financial adviser, we will perform such financial advisory and investment banking services for the Company in connection with the proposed Transaction as are customary and appropriate in transactions of this type and as you reasonably request. For purposes of this agreement, "Transaction" means, whether in one or a series of transactions, the acquisition, directly or indirectly, by the Company of the Bertelsmann Interests.

     Fees and Expenses. For our services hereunder, the Company will pay to Citigroup a cash fee equal to $1,000,000, payable promptly upon consummation of a Transaction.

Regardless of whether any Transaction is proposed or consummated, the Company will promptly reimburse Citigroup, from time to time upon request, for all reasonable travel and other expenses incurred in performing our services hereunder.

     Use of Information. The Company recognizes and confirms that Citigroup in acting pursuant to this engagement will be using publicly available information and information in reports and other materials provided by others, including, without limitation, information provided by or on behalf of the Company, and that Citigroup does not assume responsibility for and may rely, without independent verification, on the accuracy and completeness of any such information. The Company agrees to furnish or cause to be furnished to Citigroup all necessary or appropriate information for use in its engagement and hereby warrants that any information relating to the Company or the Transaction that is furnished to Citigroup by or on behalf of the Company will be true and correct in all material respects and not misleading. The Company agrees that any information or advice rendered by Citigroup or any of our representatives in connection with this engagement is for the confidential use of the Company and its advisors only in their evaluation of a Transaction and, except as required by law (with prior consultation with Citigroup to the extent practicable), the Company will not, and will not permit any third party (other than its advisors) to, use it for any other

Barnes & Noble, Inc.
July 28, 2003
Page 2

purpose or disclose or otherwise refer to such advice or information in any manner without our prior written consent.

     Certain Acknowledgments. The Company acknowledges that Citigroup has been retained hereunder solely as an adviser to the Company, and not as an adviser to or agent of any other person, and that the Company's engagement of Citigroup is as an independent contractor and not in any other capacity including as a fiduciary. Citigroup may, to the extent it deems appropriate, render the services hereunder through one or more of its affiliates. Neither this engagement, nor the delivery of any advice in connection with this engagement, is intended to confer rights upon any persons not a party hereto (including security holders, employees or creditors of the Company) as against Citigroup or our affiliates or their respective directors, officers, agents and employees. Citigroup may, at our own expense and with the prior written consent of the Company, place announcements or advertisements in financial newspapers, journals and marketing materials describing our services hereunder.

The Company acknowledges that it is not relying on the advice of Citigroup for tax, legal or accounting matters, it is seeking and will rely on the advice of its own professionals and advisors for such matters and it will make an independent analysis and decision regarding any Transaction based upon such advice. Notwithstanding anything herein to the contrary, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of any Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such U.S. tax treatment and U.S. tax structure, other than any information for which nondisclosure is reasonably necessary in order to comply with applicable securities laws.

The Company should be aware that Citigroup and/or its affiliates may be providing or may in the future provide financial or other services to other parties with conflicting interests. However, consistent with our long-standing policy to hold in confidence the affairs of our customers, we will not use confidential information obtained from the Company except in connection with our services to, and our relationship with, the Company, nor will we use on the Company's behalf any confidential information obtained from any other customer.

     Indemnity. The Company agrees to indemnify Citigroup as provided in Annex A hereto, the terms of which are incorporated into this agreement in their entirety.

     Termination of Engagement. Citigroup's engagement will commence on the date hereof and will continue until the earlier of the consummation of a Transaction and 12 months after the date hereof, unless extended by mutual written consent or earlier terminated as provided below. Either the Company or Citigroup may terminate this agreement at any time, with or without cause, by giving written notice to the other party; provided, however, that no such expiration or termination will affect the matters set out in this section or under the captions "Use of Information," "Certain Acknowledgments," "Indemnity" and "Miscellaneous." It is expressly agreed that following the expiration or termination of this agreement, Citigroup will continue to be entitled to receive fees as described above that have accrued prior to such expiration or termination but are unpaid, as well as reimbursement for expenses as contemplated above. It is also expressly agreed that, if a Transaction is consummated within 12 months after the date of expiration or termination of this agreement or if a

Barnes & Noble, Inc.
July 28, 2003
Page 3

definitive agreement that results in a Transaction is entered into during the term of this agreement or within such period, Citigroup shall be entitled to its full fees as described above.

     Miscellaneous. This agreement is governed by the laws of the State of New York, without regard to conflicts of law principles, and will be binding upon and inure to the benefit of the Company and Citigroup and their respective successors and assigns. The Company and Citigroup agree to waive trial by jury in any action, proceeding or counterclaim brought by or on behalf of either party with respect to any matter whatsoever relating to or arising out of any actual or proposed transaction or the engagement of or performance by Citigroup hereunder. This agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     We are delighted to accept this engagement and look forward to working with you on this matter. Please confirm that the foregoing is in accordance with your understanding of our agreement by signing and returning to us a copy of this letter.


                                        Very truly yours,



                                        CITIGROUP GLOBAL MARKETS INC.

                                        By: /s/ Marco Habert
                                           -------------------------
                                           Marco Habert
                                           Director



Accepted and agreed to as of
the date set forth above:

BARNES & NOBLE, INC.


By: /s/ Leonard Riggio
   ----------------------------
    Leonard Riggio
    Chairman of the Board

Barnes & Noble, Inc.
July 28, 2003
Page 4

Annex A

In connection with the engagement of Citigroup to assist the Company as described in the attached engagement letter, including modifications or future additions to such engagement and related activities prior to the date of the engagement letter (the "engagement"), the Company agrees that it will indemnify and hold harmless Citigroup and its affiliates and their respective directors, officers, agents and employees and each other person controlling Citigroup or any of its affiliates (each, an "indemnified party"), to the full extent lawful, from and against any losses, expenses, claims or proceedings (collectively, "losses") (i) related to or arising out of (A) the contents of oral or written information provided by the Company, its employees or its other agents, which information either the Company or Citigroup provides to any actual or potential buyers, sellers, investors or offerees, or (B) any other action or failure to act by the Company, its employees or its other agents or by Citigroup or any indemnified party in accordance with and at the Company's request or with the Company's consent, or (ii) otherwise related to or arising out of the engagement or any transaction or conduct in connection therewith, except that this clause
(ii) shall not apply with respect to any losses that are finally judicially determined to have resulted primarily from the gross negligence or willful misconduct of such indemnified party. The Company further agrees that no indemnified party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any of its affiliates, creditors or security holders for or in connection with the engagement or any actual or proposed transactions or other conduct in connection therewith except for losses incurred by the Company that are finally judicially determined to have resulted primarily from the gross negligence or willful misconduct of such indemnified party.

In the event that the foregoing indemnity is unavailable to any indemnified party for any reason (other than pursuant to the exception contained in the first paragraph hereof), the Company agrees to contribute to any losses related to or arising out of the engagement or any transaction or conduct in connection therewith as follows. For losses referred to in clause (i) of the preceding paragraph, Citigroup and the Company shall contribute in such proportion as is appropriate to reflect the relative benefits received (or anticipated to be received) by Citigroup, on the one hand, and by the Company and its security holders, on the other hand, from the actual or proposed transaction arising in connection with the engagement. For any other losses, and for losses referred to in clause (i) of the preceding paragraph if the allocation provided by the immediately preceding sentence is unavailable for any reason, Citigroup and the Company shall contribute in such proportion as is appropriate to reflect not only the relative benefits as set forth above, but also the relative fault of Citigroup and the Company in connection with the statements, omissions or other conduct that resulted in such losses, as well as any other relevant equitable considerations. Benefits received (or anticipated to be received) by the Company and its security holders shall be deemed to be equal to the aggregate cash consideration and value of securities or any other property payable, issuable, exchangeable or transferable in such transaction or proposed transaction, and benefits received by Citigroup shall be deemed to be equal to the compensation paid by the Company to Citigroup in connection with the engagement (exclusive of amounts paid for reimbursement of expenses or paid under this Annex). Relative fault shall be determined by reference to, among other things, whether any alleged untrue statement or omission or any other alleged conduct relates to information provided by the Company or other conduct by the Company (or its employees or other agents), on the one hand, or by Citigroup, on the other hand. Citigroup and the Company agree that it would not be just and

Barnes & Noble, Inc.
July 28, 2003
Page 5

equitable if contribution were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above. Notwithstanding anything to the contrary above (other than pursuant to the exception contained in the first paragraph hereof), in no event shall Citigroup be responsible under this paragraph for any amounts in excess of the amount of the compensation actually paid by the Company to Citigroup in connection with the engagement (exclusive of amounts paid for reimbursement of expenses or paid under this Annex).

The Company agrees that it will not, without prior written consent of Citigroup, settle any pending or threatened claim or proceeding related to or arising out of the engagement or any actual or proposed transactions or other conduct in connection therewith (whether or not Citigroup or any indemnified party is a party to such claim or proceeding) unless such settlement includes a provision unconditionally releasing Citigroup and each other indemnified party from all liability in respect of claims by any releasing party related to or arising out of the engagement or any transactions or conduct in connection therewith. The Company will not be liable under this Annex for any amount paid by Citigroup to settle any claims or actions if the settlement is entered into without the consent of the Company, not to be unreasonably withheld. The Company will also promptly reimburse each indemnified party for all reasonable expenses (including reasonable counsel fees and expenses) as they are incurred by such indemnified party in connection with investigating, preparing for, defending, or providing evidence in, any pending or threatened claim or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not Citigroup or any indemnified party is a party to such claim or proceeding) or in enforcing this Annex.

The foregoing provisions are in addition to any rights the Company or Citigroup may have at common law or otherwise and shall be binding on and inure to the benefit of any successors, assigns, and personal representatives of the Company and each indemnified party. Solely for purposes of enforcing the provisions of this Annex, the Company hereby consents to personal jurisdiction, service of process and venue in any court in which any claim or proceeding that is subject to this Annex is brought against Citigroup. The provisions of this Annex shall remain in full force and effect notwithstanding the completion or termination of the engagement.